Exhibit 99.1

ElectraMeccanica Begins Proposed Site Visits in Second Phase of BDO-Led Search for SOLO EV U.S. Assembly Facility and Engineering Technical Center

VANCOUVER, British Columbia, June 08, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today provided an update related to its ongoing search for a U.S. based assembly facility and engineering technical center.

On February 27, 2020 the Company announced its engagement with BDO USA’s Site Selection & Business Incentives Practice (“BDO”) to lead the search. After a nationwide review of potential locations that matched ElectraMeccanica’s criteria, BDO initially identified seven candidates and sent initial requests for proposal to the chief economic development entities in each state.

Following the initial review, the Company has narrowed its list to the following five states (in no particular order): Arizona, Colorado, Florida, North Carolina and Tennessee.

The proposed new U.S. facility is expected to employ up to 250 people and feature a state-of-the art engineering technical center, including plans for multiple labs to support ongoing vehicle, chassis and power electronics testing as well as comprehensive research facilities. Collectively, the operation would be expected to meet the growing demand for SOLO EVs throughout the United States, where EVs are projected to exceed more than 30% of all passenger vehicles by 2040. In addition, the proposed new U.S.-based facility would allow ElectraMeccanica to reduce or potentially eliminate tariffs as well as benefit from logistical efficiencies.

ElectraMeccanica intends to maintain a capital-light model and begin commercial production and delivery of its flagship, single-seat, three-wheeled SOLO EV during 2020 with its contract manufacturing partner and strategic investor, Zongshen Industrial Group (“Zongshen”), in Chongqing, China. In conjunction with the proposed new ElectraMeccanica U.S. facility, Zongshen will continue to manufacture SOLO EVs for the global market, while also supplying knock-down kits for assembly in the United States.

As part of the secondary phase in the site selection process, ElectraMeccanica management will be visiting proposed sites within the remaining states during the summer of 2020 with a final decision expected by the end of the year.

Last week, at the invitation of the Arizona Commerce Authority (the “ACA”) and the Greater Phoenix Economic Council (“GPEC”), the Company toured locations in Phoenix, Mesa, Avondale and Casa Grande, Arizona.

“On behalf of the entire ElectraMeccanica team, I want to thank Sandra Watson, Chris Camacho and their teams at the ACA and GPEC as well as Arizona State University, the Arizona Public Service and Salt River Project for their hospitality as we begin the next phase of our site selection process,” said Company CEO Paul Rivera. “Going forward, we will be conducting similar visits in the remaining states before making our ultimate decision by the end of the year. We believe having a future base of operations in the United States will provide us several material benefits, including gaining access to a top-tier talent pool of engineering resources, protecting our global supply chain costs and driving increased efficiencies within our distribution processes.”

Tom Stringer, Leader for the National Site Selection & Business Incentives Practice, BDO USA, added: “Arizona is an excellent candidate-location for this project. In the last five years Arizona has quickly committed itself to developing a world-class electric vehicle ecosystem. We look forward to meeting with the other candidate cities and working to find the best partner-location for our long-term success.”

ElectraMeccanica recently provided a video update of its Arizona site visits on its Facebook page, which is available for public viewing here.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

About BDO Site Selection & Incentives
BDO’s Site Selection & Incentives practice works with clients to identify the ideal locations for new or relocating operations, analyze business climates and labor markets, and maximize economic development incentives. In the last decade they have secured over $2 Billion in state and local support for their clients, including noteworthy transportation startups, multiple Fortune 500 Corporate Headquarters, major national defense projects and several professional sports leagues.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo-Santos
R&CPMK
(310) 854-4755
michelle.ravelo@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released June 8, 2020